

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

>   **Re: Pershing Square SPARC Holdings, Ltd./DE**
>   **Amended Registration Statement on Form S-1**
>   **Filed June 1, 2023**
>   **File No. 333-261376**

Dear William A. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

Amended Registration Statement on Form S-1 filed June 1, 2023

Risk Factors, page 63

1.   We note the revisions made in response to comment 4. However, we continue to note reference to investor revocation of elections on page 71, where you state "in connection with a Materially Adverse Amendment to the SPAR Rights Agreement during the SPAR Election Period, you must submit your vote on a timely basis in order for it to be counted, or for your choice to revoke an Election to have any effect." We also note statements on pages 13, 69 and 105 that holders will "generally not be able to revoke" elections. Please reconcile these statements with the disclosure elsewhere in the prospectus that investors cannot revoke their election.

Sponsor Warrants and Advisor Warrants, page 180

2.   We note the disclosure that "the Sponsor Warrants will be exercisable, in the aggregate, for up to 4.95% of the Public Shares that are outstanding as of the time immediately following the consummation of our business combination." Please provide clear disclosure throughout that this 4.95% is of the total post combination company, including shares issued upon exercise of the SPARs, shares issued in forward purchase agreements, and shares issued to the target business or its shareholders. Please also clarify the distinction when discussing the 20% sponsor promote, which is typically 20% of the SPAC pre-business combination. Please also clarify when the sponsor warrants become exercisable after the business combination.

Valuation of Sponsor Warrants, page 182

3.   We partially reissue comment 5. Where you state that the Black Scholes valuation includes a spot price at the minimum exercise price of $10 per share, please revise your disclosure to clarify what is meant by the term spot price and briefly, how it is used in the valuation analysis for the sponsor warrants.

4.   We note your response to comment 8. Where you state that the company assumed a 30% concession rate as part of the valuation calculation, please clarify whether this means that the valuation was reduced by this amount, or explain how the concession rate otherwise impacted the valuation.

General

5.   Regarding your response to comment 1 from our letter of July 15, 2022, please ensure that you include an audited balance sheet that reflects having at least $5,000,001 in net tangible assets in a pre-effective amendment to the registration statement.

      You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.